Exhibit 99.2

Skyline Builders Group Holding Ltd. Announces Closing of $17.775 Million Private Placement

Hong Kong, Sept. 02, 2025 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL) (the “Company”), a civil engineering services provider in Hong Kong, today announced that on August 29, 2025 (the “Closing Date”) it closed its private placement (the “Offering”) of 1,359,314 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”), 22,990,000 prefunded warrants to purchase Class A Ordinary Shares (the “Prefunded Warrants”), Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares (the “A Warrants”), and Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares (the “B Warrants”). The purchase price for a combination of one Class A Ordinary Share, one A Warrant and one B Warrant was $0.73 and the purchase price for a combination of one Prefunded Warrant, one A Warrant and one B Warrant was $0.7299.

Each Pre-funded Warrant is immediately exercisable and entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.0001 per share. Each A Warrant is immediately exercisable and entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.60 per share, for a period of five years following the closing of the Private Placement. Each B Warrant is immediately exercisable and entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.65 per share, for a period of five years following the closing of the Private Placement.

On the Closing Date, the Company received aggregate gross proceeds of $17,775,000, before deducting fees and offering expenses.

The Company used or shall use the net proceeds from the sale of the securities hereunder as follows: (a) on the Closing Date, approximately $7,000,000 was used to retire the 18,500,000 Class A Ordinary Shares of the Company owned by Supreme Development (BVI) Holdings Limited, a company which is beneficially owned by Ngo Chiu Lam, the Company’s Chief Executive Officer; and (b) the remaining proceeds for general working capital and other general corporate purposes.

Revere Securities LLC, Dominari Securities LLC, and Pacific Century Securities (collectively, the “Placement Agents”) acted as co-placement agents for the Offering. The investors of the Offering include American Ventures, a strategic investor, and a high net worth individual.

The securities offered and sold by the Company in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the Class A Ordinary Shares, and the shares underlying the Pre-funded Warrants, the A Warrants and the B Warrants to be issued in the private placement, and certain warrants paid to the Placement Agents. Any resale of the Company’s shares under such resale registration statement will be made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements regarding the proposed Share Consolidation, the Company’s ability to grow its business, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: ir@skylinebuilders.cc